Exhibit 99.1

Silvercorp Provides Updates on China Operations

Trading Symbol:                                                        TSX/NYSE American: SVM

VANCOUVER, BC, June 29, 2026 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) announces that further to new nationwide safety measures imposed across the Chinese mining industry, it will experience a temporary slowdown in operations at its Ying and GC mining operations. During this time the Company will work with the government regulators as it implements new safety systems and obtains the necessary approvals to resume full operations.

Background

After the recent major accident at a coal mine in Shanxi Province in late May 2026, the State Council and the National Mine Safety Administration issued new comprehensive safety requirements applicable to the entire mining industry, not just limited to coal mines. Chinese regulators classify coal and non-coal mines under a unified mine safety governance system. The fatal accident exposed systemic loopholes, including incomplete personnel positioning and safety monitoring systems, concealed mining areas, and inadequate supervision. Regulators consider these problems to be potential risks that may also exist at non-coal mining sites.

In early June 2026, a national video conference on non-coal mine safety supervision was held and concluded that all metal mines, non-metal mines, underground mines, open-pit mines, and tailings ponds would be required to conduct comprehensive self risk reviews, using the coal mine disaster as a universal warning case. As a result, mine safety authorities launched broad cross-sector inspections to prevent similar catastrophic incidents in metal and non-metal mines. Provincial emergency management departments have immediately expanded the inspection scope to include non-coal mines, while local government leaders and mine safety inspectors carried out unannounced night inspections and underground spot checks at non-coal mines.

For underground mines in China, the main safety facilities are the "Six Major Safety Systems," which include: (1) safety monitoring, such as air quality, air velocity in tunnels, and video surveillance; (2) personnel positioning; (3) emergency refuge; (4) compressed-air self-rescue; (5) water-supply rescue; and (6) communication linkage systems.

Government inspections have focused on whether the "Six Major Safety Systems" for underground mines have been constructed and completed in tunnels or working faces located in all areas within the mining license boundary. Other focuses of inspection include if the construction of mine facilities have followed the approved design, if a mine has used mining equipment certified with the "Mine Safety" mark, plus other minor safety standards.

Actions Taken by Silvercorp

Silvercorp's China operations have taken this nationwide safety inspection seriously. Following a self review, operations were suspended at Ying and GC after certain non-compliances with the new regulations were identified across different mines. Five certified vendors have been engaged to complete the "Six Major Safety Systems" at mining levels that are non-compliant. The work is expected to cost approximately US$5.5 million and take approximately 50 days to fully complete.

Concurrently, certain facility improvement and equipment upgrades, such as replacement of flame retardant cables for electricity transfer by halogen-free flame retardant cables, will cost another $6 million.

To reduce extended down time of mines, the governments have also adopted a practical procedure that allows mining companies to resume production at an individual mining level once the "Six Major Safety Systems" and other facilities for that level are completed and have passed inspection and approval. This procedure allows the systems to be completed in phases, enabling mines to gradually resume production while completing work at other mining levels. Due to these major safety system improvement activities, production at the Ying Mining District is expected to be affected by 40% to 50% during the July-September quarter, while production at the GC mine is expected to be affected by approximately 50% over the same time period. For the current quarter, production is expected to be affected by 10 to 15%.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the cost of addressing non-compliance with new regulations and facility improvement and equipment upgrades; the timing and rates of production resumption at the Ying Mining District and GC mine.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China, Canada, the United States, Ecuador and Kyrgyzstan; our ability to comply with environmental, health and safety laws; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors". Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Additional information relating to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com

For further information Silvercorp Metals Inc.
Lon Shaver, President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
免费热线 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

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SOURCE Silvercorp Metals Inc.

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%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 21:53e 29-JUN-26